787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

December 27, 2013

VIA EDGAR

Ms. Monique Botkin

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AQR Funds
File Nos. 333-153445 and 811-22235
Post-Effective Amendment No. 59

Dear Ms. Botkin:

On behalf of the AQR Global Equity Fund (“GEF”) and the AQR International Equity Fund (“IEF” and, together with GEF, the “Funds”), each a series of AQR Funds (the “Trust”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment (the “Amendment”) No. 59 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that it become effective on December 30, 2013. We have reviewed the Amendment and represent that it does not contain disclosure which would render the Amendment ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Funds’ responses to the telephonic comments provided by you and Ms. Laura Hatch on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Monday, December 9, 2013, regarding Post-Effective Amendment No. 57 to the Trust’s Registration Statement filed with the Commission on October 31, 2013. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

NEW YORK      WASHINGTON      PARIS      LONDON      MILAN       ROME       FRANKFURT      BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Summary Prospectus

All Funds

Comment 1	Performance Information. Please update the disclosure required under Item 4(b)(2)(ii) of Form N-1A to include the year-to-date performance information of each Fund’s Class Y Shares as of September 30, 2013.

Response	The requested changes have been made.

Statutory Prospectus

Comment 2	Investing with the AQR Funds – Eligibility to Buy Class R6 Shares; Certain Additional Payments. Please note the following statement on page 24: “Class R6 Shares do not pay commissions or 12b-1 fees, or make administrative or service payments to financial intermediaries, sometimes referred to as ‘revenue sharing,’ in connection with investments in Class R6 Shares.” This sentence appears to conflict with the disclosure under the “Certain Additional Payments” section on page 31. Please revise the disclosure to reflect the status of these payments.

Response	The requested changes have been made. The disclosure in the “Certain Additional Payments” section has been revised to reflect that Class R6 Shares do not make these additional payments to intermediaries.

Comment 3	Financial Highlights. Please include the financial highlights table required by Item 13(a) of Form N-1A.

Response	The requested changes have been made.

Comment 4	Financial Highlights. Please disclose the name of the Funds’ auditor.

Response	The requested changes have been made.

Statement of Additional Information

Comment 5	Please disclose information related to the Fund’s history pursuant to Item 15(b) of Form N-1A.

Response	Item 15(b) requires a fund that has engaged in a business other than that of an investment company during the past five years to state the nature of the fund’s other business and the approximate date on which the fund commenced business as an investment company. General Instruction C(2)(b) of Form N-1A provides that a Fund should not duplicate in the SAI information that is provided in the prospectus, unless necessary to make the SAI comprehensible as a document independent of the prospectus. As disclosed in the “Performance Information” section of each Fund’s summary prospectus, GEF and IEF were each operated as privately offered investment companies prior to December 31, 2009 and August 28, 2009, respectively. The second paragraph on page 5 of the SAI provides additional disclosure related to the reorganization of each Fund from a privately offered investment company to a series of the Trust.

Comment 6	Please verify whether the AQR Risk-Balanced Commodities Strategy Fund and the AQR Risk-Balanced Commodities Strategy LV Fund will concentrate in any industry or groups of industries in commodity sectors.

Response	Fundamental Restriction No. 3 provides that a Fund may not concentrate its investments in a particular industry or group of industries, except as permitted under the 1940 Act, as interpreted or modified by regulatory authorities having jurisdiction from time to time. Fundamental Restriction No. 3 further provides that for the AQR Risk-Balanced Commodities Strategy Fund and the AQR Risk-Balanced Commodities Strategy LV Fund (the “AQR Commodities Funds”) this limitation will not apply to, among other things, investments providing exposure to an industry or groups of industries in commodity sectors. This exception in Fundamental Restriction 3 was discussed with the staff when the AQR Commodities Funds filed their initial prospectus and SAI. Please see your Comment 10 and our response in the correspondence for the AQR Commodities Funds dated June 25, 2012.

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Each Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents, and represents that it will not assert the Commission’s comment process as a defense in any securities-related litigation brought against the Fund.

Please do not hesitate to contact me at (212) 728-8865 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Brendan R. Kalb, Esq.
Nicole DonVito, Esq.
John Hadermayer, Esq.
Rose F. DiMartino, Esq.